Exhibit 12.1

ANTERO RESOURCES CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	2010		2011		2012		2013		2014

Pre-tax income (loss) from continuing operations	$1,155		$456,485		$346,505		$162,023		$1,117,049
Fixed Charges	56,736		74,743		97,877		137,343		163,458
Total adjusted earnings available for payment of fixed charges	$57,891		$531,228		$444,382		$299,366		$1,280,507

Fixed Charges
Interest expense, including amortization of debt-related expenses	$56,463		$74,404		$97,510		$136,617		$160,051
Rental expense representative of interest factor	273		339		367		726		3,407
Total fixed charges	$56,736		$74,743		$97,877		$137,343		$163,458

Ratio of earnings to fixed charges	1.02	X	7.11	X	4.54	X	2.18	X	7.83	X